

August 30, 2012

Via Email
Mr. Frank Zheng
Chief Financial Officer
Cogo Group, Inc.
Room 1001, Tower C, Skyworth Building
High-Tech Industrial Park
Nanshan, Shenzhen 518057-3210 PRC

> **Re:** **Cogo Group, Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **File No. 001-35273**

Dear Mr. Zheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 3. Key Information, Risk Factors, page 7

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, in future filings, please state this fact under a separate risk factor heading. Explain that this

lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Item 4. Information on the Company, page 22

Strategy, page 24

2.   Please expand the disclosure in the last paragraph of this section to identify who in 2012 proposed to purchase the series of operating entities. Also identify, if applicable, any of these entities that you purchased from the party who made the proposal in 2012 and when and how much you paid to purchase each entity. In addition, disclose the percentage of your revenues and assets from the entities.

3.   Please tell us the status of the proposed transaction and why the proposed transaction has been delayed. We note from your March 15, 2012 and June 29, 2012 press releases on your website that the deal was expected to close during the second quarter and that your audit committee is "actively negotiating" the deal, respectively.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 40

4.   We note that your revenues for the year ended December 31, 2011 increased by approximately 37% as compared to the corresponding prior year. In future filings, to the extent reasonably possible, please quantify the effect of each material factor disclosed as contributing to the change. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Selling, General and Administrative Expenses, page 44

5.   Please tell us whether you have considered adding a risk factor to highlight the risks related to issuing large amounts of shares of subsidiaries to employees.

Critical Accounting Policies and Estimates, page 54

6.   It appears that the assumptions upon which you made the determination to consolidate Shenzhen Comtech and Shanghai E&T require significant judgment and are very important to the portrayal of your financial position and results of operations. In future filings, please revise to disclose information about this critical accounting policy or tell us why you do not think it is necessary.

Item 7. Major Shareholders and Related Party Transactions, page 57

7.   Please tell us why you do not disclose your contractual arrangements for Shenzhen
        Comtech and Shanghai E&T in this section. Refer to the required disclosures in Item 7.B
        of Form 20-F.

Item 15. Controls and Procedures, page 69

8.   We note your disclosure that there were no changes in your internal control over financial
        reporting during the *fourth quarter*. To the extent that your disclosure was provided to
        address Item 15(d) of Form 20-F which requires disclosure of any change that occurred
        during the period covered by the annual report that materially affected, or is reasonably
        likely to materially affect, your internal control over financial reporting, please note that
        the need for disclosure is not limited to the *fourth quarter*. Please correct the disclosure
        in future filings, including any amendments.

Item 18. Financial Statements

Note 1. Organization and Nature of Operations and Redomestication Merger, page F-9

9.   With respect to your agreements with Shenzhen Comtech and Shanghai E&T, please
        respond to the following:

        • Please quantify the significance of Shenzen Comtech and Shanghai E&T to your
          financial condition, operations and liquidity for the periods presented.
        • Please tell us the basis for your consolidation of Shenzen Comtech and Shanghai
          E&T. Discuss your consideration of ASC 810-10-25.
        • Please tell us each of the agreements underlying your control of Shenzen Comtech
          and Shanghai E&T and summarize the significant terms of each agreement. Explain
          why you have not filed these agreements.

10.   Given your disclosure that you believe the contractual agreements provide the company
        with effective control over Shenzhen Comtech and Shanghai E&T, in future filings
        please expand your accounting policy to describe the significant judgments and
        assumptions made in your determination.

Note 9. Pledged Bank Deposits, Bank Borrowings and Banking Facilities, page F-24

11.   Please tell us the terms of your pledged bank deposits of RMB431,695,000 as of
        December 31, 2011, including the nature of the restrictions.

Note 12. Share based Compensation, (f) Share based Compensation of Comtech Broadband, page F-32

12.   Please tell us the position of the employee to whom you issued the shares of Comtech Broadband stock and any related party relationships the employee has with the company and management. Please also explain why the company issued the award to this individual. Discuss how you intended to provide an incentive to the employee since we note that the stock was vested upon grant. Please also tell us if you have any other arrangements to issue stock of subsidiaries to employees. Refer to ASC 718-10-50-1.

13.   Please tell us the significant assumptions used in determining the value of the Comtech Broadband stock that was issued to an employee on December 31, 2010 and tell us how you determined a 20% marketability discount was appropriate. Refer to ASC 718-10-50-2.

14.   Please tell us the amount included in net income attributable to noncontrolling interests related to Comtech Broadband for fiscal 2011 and how the amount was determined.

Note 15. Statutory Reserves, page F-36

15.   Given the significance of the restrictions on the net assets of your PRC subsidiaries and the fact that, as noted on page F-33, substantially all of your operations are in the PRC, please explain why the total restricted net assets totaled only RMB55,298 as of December 31, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant